UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2025,

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 001-39680

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of Plan)
FULTON FINANCIAL CORPORATION

One Penn Square
P.O. Box 4887
Lancaster, PA 17604
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.
/s/ BDO USA, P.C.
New York, New York
June 25, 2026

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2025 and 2024

	2025	2024
ASSETS
Cash	$1,085,862	$1,431,080
Investments, at fair value	633,567,688	563,142,094

Receivables:
Employer contributions	400,648	221,619
Notes receivable from participants	4,728,759	4,283,862
Total receivables	5,129,407	4,505,481

Total assets	$639,782,957	$569,078,655

Net assets available for benefits	$639,782,957	$569,078,655

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2025 and 2024

	2025	2024
Additions:
Investment income
Net appreciation in fair value of investments	$41,788,639	$58,898,818
Interest and dividends	34,260,845	20,129,089
Other income	—	14,291
Total investment income	76,049,484	79,042,198

Interest on notes receivable from participants	320,924	244,261
Contributions:
Participant	23,772,788	24,240,250
Employer	13,735,288	13,739,706
Participant rollovers	8,749,639	2,926,989
Total contributions	46,257,715	40,906,945

Total additions	122,628,123	120,193,404

Deductions:
Benefits paid to participants	51,710,737	56,052,889
Administrative expenses	213,084	231,385
Total deductions	51,923,821	56,284,274

Net increase in net assets available for plan benefits	70,704,302	63,909,130

Net assets available for benefits:
Beginning of year	569,078,655	505,169,525
End of year	$639,782,957	$569,078,655

See accompanying notes to financial statements.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the "Company" or the "Employer") and its subsidiaries. Eligible employees who have completed 30 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions: Participants may elect to contribute 1% to 75% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants can elect salary deferral through payroll deduction on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. The Plan allows participants to rollover balances from other eligible qualified plans.

The Employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants are eligible the first pay of the month following one year of service. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation in a Plan year. To be eligible for an employer profit sharing contribution, an employee had 1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date, or 2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007. For the years ending December 31, 2025 and 2024, no profit sharing contribution was made to eligible participants.

Eligible employees who have not elected to contribute, or not contribute, will automatically have contributions made to the Plan. The deemed election will start at 3% of eligible compensation and will continue until an affirmative Plan election to contribute a different percentage (including zero) is made. The deemed election becomes effective as soon as practicable once the eligible employee is enrolled in the Plan. If, as of January 1st, a deemed election has been in effect for at least 180 days, then the deemed deferral percentage will increase by 1% (but not to exceed a total percentage of 10%), effective as soon as administratively practicable after the following April 1st. If no election investment selection is made, the amounts will be invested in the Plan’s default investment vehicle. Effective June 1, 2025, the Plan implemented a super catch-up contribution provision permitted under the SECURE 2.0 Act, allowing participants ages 60 to 63 to make enhanced catch-up contributions of up to $11,250 in addition to the standard employee deferral.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and employer matching contributions, as well as allocations of the employer's profit sharing contribution, and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the profit sharing account is based on years of service. Participants become 100% vested in their profit sharing accounts after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account as a lump sum. Participants may elect to have their payment of benefits paid to their individual retirement accounts.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment. Forfeitures are used to reduce expenses incurred by the Plan or to reduce employer contributions to the Plan. Forfeitures totaling $41,409 and $13,151 were used to reduce employer contributions or Plan expenses during 2025 and 2024, respectively. The forfeitures available to be used as of December 31, 2025 and 2024 totaled $22,047 and $41,400, respectively.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by Fulton Financial Advisors, the trustee, on behalf of the Plan are deposited into the Plan and are reflected as fees rebated by the applicable fund.

Notes Receivable: Participants can borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account. A commercially reasonable rate of interest for the geographical region in which the participant lives will be applied to the loan. The term of the note receivable may not exceed 5 years with the exception of note receivables used to acquire a principal residence, which must be paid within 30 years. Principal and interest is paid ratably through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates: The preparation of financial statements in accordance with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by its investment advisers and custodians. Purchases and sales of securities are recorded on a trade-date basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year. See Note 8, Fair Value Measurements, for discussion of fair value measurements.

Notes Receivable: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Contributions Receivable: Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant's compensation. Non-elective / Profit sharing contributions are recorded in the relevant period in accordance with the Plan document.

Payment of Benefits: Benefits are recorded when paid.

Recently Issued Accounting Standards: No new standards are applicable.

Reclassification: Certain reclassification has been made to prior year's statement of assets available for benefits to conform to the current year presentation. This reclassification has no impact on previously recorded net increase in net assets available for plan benefits.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 4 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor's Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company.

Fees paid to Fulton Financial Advisors related to benefits paid to participants and record keeping services totaled $69,281 and $112,185 for 2025 and 2024, respectively. Fees paid to Conrad Siegel for administrative service totaled $1,500 in 2025 and none in 2024.

Fees paid to Groom Law Group related to legal fees totaled $2,411 and $4,967 for 2025 and 2024, respectively. Fees paid to BDO for auditing services totaled $37,704 and $35,215 for 2025 and 2024, respectively.

At December 31, 2025 and 2024, the Plan had investments of $22,015,333 and $22,084,006, respectively, in Fulton Financial Corporation common stock. At December 31, 2025 and 2024, 3.47% and 4.08% of the Plan’s investments at fair value were invested in Fulton Financial Corporation common stock, respectively. Approximately $829,821 and $851,067 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2025 and 2024, respectively.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net change in net assets per the financial statements for the years ended December 31, 2025 and 2024, to the Form 5500:

	2025	2024
Net increase in net assets available for benefits per the financial statements	$70,704,302	$63,909,130
Add: change in amounts allocated to withdrawing participants	—	11,141
Net income per the Form 5500	$70,704,302	$63,920,271

NOTE 6 - RISK AND UNCERTAINTIES

The Plan provides for various investment options including any combination of certain mutual funds, or common stock of the Company. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

NOTE 7 - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 22, 2016, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. As of December 31, 2025 and 2024, no liabilities were recognized for uncertain tax positions.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 8 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1) and gives the lowest priority to unobservable inputs (level 3). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used or transfers between levels at December 31, 2025 and 2024.

Investments in Company's common stock is stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded.

Mutual funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (“NAV”) and to transact at the price. The mutual funds held by the Plan are deemed to be actively traded.

The fair values of mutual fund investments and publicly traded common stocks are determined using quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
	December 31, 2025	December 31, 2024

Investments:
Mutual Funds	$611,552,355	$541,058,088
Fulton Financial Corporation Common Stock	22,015,333	22,084,006
Total	$633,567,688	$563,142,094

There are no Level 2 or Level 3 investments as of December 31, 2025 and 2024.

NOTE 9 - LATE REMITTANCES

During 2025, participant contributions totaling $298, were not remitted within the appropriate time by the Plan sponsor. These transactions constitute prohibited transactions as defined by ERISA. The Plan sponsor is in process of self correcting these balances during 2026.

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 10 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 25, 2026, the date the financial statements were available to be issued. Effective January 1, 2026, the Plan was amended to eliminate the one-year service requirement for eligibility to receive employer matching contributions and to reduce the minimum age requirement from 21 to 18 for salary deferrals and employer matching contributions.

Effective April 1, 2026, the Plan was amended to provide that, in connection with the acquisition of Blue Foundry Bank, participants in the Blue Foundry Bank 401(k) Plan became eligible to participate in the Plan and may elect to roll over their account balances into the Plan.

ERISA-REQUIRED SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

	Name of Plan Sponsor:		Fulton Financial Corporation
	EIN:		23-2195389
	Plan number:		001

Year	Participant Contributions Transferred Late to the Plan	Total That Constitutes Nonexempt Prohibited Transactions			Totally Fully Corrected Under VFCP and PTE(2) 2002-51
Check here if late participant loan repayments are included: ☐
	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside of VFCP(1)	Contributions Pending Correction in VFCP(1)	Total Fully Corrected Under VFCP[1] and PTE[2]
2025	—	298		—	—

(1) Voluntary Fiduciary Correction Program-VFCP (DOL).
(2) Prohibited Transaction Exemption-PTE (DOL).

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a)	(b)
Identity of Issue,	Description of Investment Including	(c)
Borrower, Lessor,	Maturity Date, Rate of Interest	Current
or Similar Party	Collateral, Par or Maturity Value	Value (1)

	Mutual Funds

Jpmorgan	JPMorgan Large Cap Growth Fund	$85,468,424
Jpmorgan	JPMorgan Mid Cap Growth Fund	32,868,009
MFS	MFS International Growth Fund	8,127,154
MFS	MFS Value Fund	31,124,160
MFS	MFS Research International Fund	16,495,930
Federated Investors, Inc.	Federated Total Return Bond Fund	22,564,290
Federated Investors, Inc.	Federated Hermes MDT Balanced R6 Fund	9,056,609
Federated Investors, Inc.	Federated Hermes Short Term Inc R6 Fund	6,636,436
Vanguard	Vanguard Mid Cap Index Institutional Fund	16,727,208
Vanguard	Vanguard Institutional Index Fund	91,892,343
Vanguard	Vanguard Mid Cap Value Index Fund	11,911,258
Vanguard	Vanguard Small Cap Growth Index Fund	11,502,839
Vanguard	Vanguard Small Cap Value Index Fund	13,015,823
Vanguard	Vanguard Small Cap Index Fund	5,861,554
Vanguard	Vanguard Windsor II Large Value Fund-Adm	9,923,708
Vanguard	Vanguard Inflation Protected	3,435,628
Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund I	5,013,145
Goldman Sachs & Co.	Goldman Sachs Financial Square Treasury Institutional Fund	19,596
Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	28,052,910
T Rowe Price	T Rowe Price Small Cap Value Fund	15,030,324
T Rowe Price	T Rowe Price Retirement 2010 Fund	3,514,624
T Rowe Price	T Rowe Price Retirement 2020 Fund	13,980,120
T Rowe Price	T Rowe Price Retirement 2030 Fund	56,884,026
T Rowe Price	T Rowe Price Retirement 2040 Fund	61,972,761
T Rowe Price	T Rowe Price Retirement 2050 Fund	35,214,127
T Rowe Price	T Rowe Price Retirement 2060 Fund	15,259,349

	Common Stock

Fulton Financial Corporation (2)	Common Stock	22,015,333

	Notes Receivable from Participants

Participant Loans (2)	Interest rates: 3.24% - 8.74%	4,728,759
Total		$638,296,447
(1) All investments are participant directed, therefore, historical cost information is not required
(2) Party-in-interest.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date:	June 25, 2026	/s/ Elli Miller
Elli Miller
Vice President, Benefits Manager

                     FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Registered Public Accounting Firm - BDO USA, P.C.